

Mail Stop 3720

September 15, 2009

Via U.S. Mail and Facsimile (951) 676-9260
Mr. Shad L. Burke
Chief Financial Officer
Outdoor Channel Holdings, Inc.
43445 Business Park Drive, Suite 103
Temecula, California 92590

      RE: Outdoor Channel Holdings, Inc.
            Form 10-K for the year ended December 31, 2008
            Filed March 9, 2009
            Form 10-Q for the quarterly period ended June 30, 2009
            Filed August 5, 2009
            File No. 000-17287

Dear Mr. Burke:

        We have reviewed your supplemental response letter dated August 27, 2009 as well as your filing and have the following comments. As noted in our comment letter dated August 13, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

Long-lived Assets and Goodwill, page 29
Goodwill, page 55

1. We note your response to comment two from our letter dated August 13, 2009. Since the carrying amount of your goodwill was a significant component of your financial statements as of December 31, 2008, please provide us your proposed disclosures.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 11 – Commitments and Contingencies, page 16

2. We note that you entered into amended and restated employment agreements with several of your executives. We further note that severance payments will be made if you terminate such executives without cause or if the executive resigns for good

reason. Please provide us with more details of these severance arrangements. Also, tell us how you are accounting for these severance arrangements and refer to your basis in the accounting literature.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director